SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Aon Corporation

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $1.00 Par Value Per Share

(Title of Class of Securities)

037389103

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

D. Cameron Findlay

Executive Vice President and General Counsel

Aon Corporation

200 East Randolph Street

Chicago, IL 60601

(312) 381-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Terrence R. Brady

Winston & Strawn LLP

35 W. Wacker Drive

Chicago, IL 60601

(312) 558-5600

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
Not Applicable*	Not Applicable
* No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

This Tender Offer Statement on Schedule TO is being filed by Aon Corporation, a Delaware corporation, pursuant to General Instruction D to Schedule TO.

ITEM 12.   EXHIBITS.

(a)                                  (1)(b)      Email to Eligible Option Holders from Danita E Dallman, dated August 10, 2007.

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(b)	Email to Eligible Option Holders from Danita E Dallman, dated August 10, 2007.